Citigroup Inc.	Pricing Sheet No. 2013-CMTNH0109 dated June 28, 2013 relating to Preliminary Pricing Supplement No. 2013-CMTNH0109 dated June 6, 2013 Registration Statement No. 333-172562 Filed Pursuant to Rule 433
743,500 Buffered PLUS Based on the S&P 500® Index Due December 30, 2015
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS—JUNE 28, 2013
Index:	The S&P 500® Index (ticker symbol: "SPX")
Aggregate principal amount:	$7,435,000
Stated principal amount:	$10.00 per security
Pricing date:	June 28, 2013
Issue date:	July 3, 2013
Valuation date:	December 24, 2015, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	December 30, 2015
Payment at maturity:	For each $10.00 stated principal amount security you hold at maturity:
	▪	If the final index level is greater than the initial index level:
$10.00 + the leveraged return amount, subject to the maximum return at maturity
	▪	If the final index level is equal to or less than the initial index level by an amount equal to or less than the buffer amount:
$10.00
	▪	If the final index level is less than the initial index level by an amount greater than the buffer amount:
($10.00 × the index performance factor) + $1.00
If the final index level declines from the initial index level by more than 10.00%, your payment at maturity will be less, and possibly significantly less, than the $10.00 stated principal amount per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.
Initial index level:	1,606.28 (the closing level of the index on the pricing date)
Final index level:	The closing level of the index on the valuation date
Index performance factor:	The final index level divided by the initial index level
Index percent increase:	The final index level minus the initial index level, divided by the initial index level
Leveraged return amount:	$10.00 × index percent increase × leverage factor
Leverage factor:	200.00%
Maximum return at maturity:	$2.025 per security (20.25% of the stated principal amount). Because of the maximum return at maturity, the payment at maturity will not exceed $12.025 per security.
Buffer amount:	10.00%
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	173095399 / US1730953999
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1) (2)	Underwriting fee(2)	Proceeds to issuer
Per security:	$10.00	$0.225	$9.775
Total:	$7,435,000.00	$167,287.50	$7,267,712.50
(1) On the pricing date, the estimated value of the securities is $9.603 per security.  The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the related preliminary pricing supplement.
(2) The issue price for a particular investor and the related underwriting fee received by CGMI may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.925 per security.  For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement describing this offering and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Preliminary Pricing Supplement dated June 6, 2013              Product Supplement No. EA-02-02 dated December 27, 2012

Underlying Supplement No. 2 dated December 27, 2012     Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Inc. only. “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.